Exhibit 3
                                                                       ---------

                              WPP GROUP plc ("WPP")


     WPP announces that on 24 November 2006 it acquired 250,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 665.642521p per share.